FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

BrightRock, Provider of South Africa’s Newest and Most Innovative Life Insurance Product, Selects Magic xpa Application Platform

PRESS RELEASE

BrightRock, Provider of South Africa’s Newest and Most Innovative Life Insurance Product, Selects Magic xpa Application Platform

BrightRock Selects Magic’s Smart Technology to Rapidly Develop and Deploy Specialized Insurance Applications

Or-Yehuda, Israel, November 15, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that BrightRock (Pty) Ltd, provider of South Africa’s newest and most innovative life insurance product – needs-matched insurance - has chosen Magic xpa Application Platform to rapidly develop and deploy specialized insurance products. BrightRock is backed by Lombard Insurance Group, which holds over R1,3 billion in assets.

A long-term user of Magic development products at his previous position, Leopold Malan, Executive Director in charge of processing at BrightRock explains, “We need to empower our front-end employees with a data-rich administration interface as well as a reliable back-end system where data is used in complex calculations and evaluations. All this needs to happen seamlessly and quickly to allow our users to deliver exceptional customer service with all the information they may need immediately at hand. Based on my experience, I knew that Magic xpa would be key to enabling us to accomplish these critical tasks.”

The applications developed with Magic xpa are centrally hosted to ensure security and that every user, no matter where they are located, has access to the latest, up-to-date information. The administration interfaces are delivered to staff as user-friendly, rich Internet applications (RIA) via a Citrix infrastructure.

“The Magic xpa platform supports BrightRock’s needs for rapid roll-out of complex applications as well as adherence to the company’s standards for quality and accuracy,” says Hedley Hurwitz, Managing Director of Magic South Africa. “In addition, Magic’s advanced technology offers BrightRock the ability to quickly and easily mobilize their enterprise applications for iOS, Android, Windows Mobile and RIM smartphones and tablets with a single development effort.”

Magic xpa implements business-centric technology to offer unmatched productivity, enterprise-grade reliability, and integrated scalability to support business growth.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About BrightRock

BrightRock was started in 2011 with the goal of creating insurance products that truly meets consumers’ and financial advisers’ needs. BrightRock is an underwriting management of Lombard Life Limited and has the backing of the Lombard Insurance Group. Lombard was established over 20 years ago and operates in the short-term, credit risk and long-term insurance industry, currently holding over R1,3 billion in assets. BrightRock’s primary reinsurance treaty is with one of the world’s three largest reinsurers, which holds an AA- rating from Standard and Poor’s. BrightRock is headquartered in Johannesburg with regional hubs in the major centres of Johannesburg, Pretoria, Durban and Cape Town, and a national distribution footprint through independent financial advisers.  Visit www.brightrock.co.za for more information.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 BrightRock, Provider of South Africa’s Newest and Most Innovative Life Insurance Product, Selects Magic xpa Application Platform

Exhibit 10.1